Lincoln Financial

Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn Augur
Assistant Vice President
and Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

VIA Email & EDGAR

March 26, 2025

Aaron Brodsky
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, NE
Washington, DC 20549

Re: Lincoln Life & Annuity Company of New York
Lincoln Life & Annuity Variable Annuity Account H
File No. 333-176216
Post-Effective Amendment No. 26 (the “Template Filing”).

Dear Mr. Brodsky:

This letter provides our response to comments received by telephone on March 18, 2025, regarding the above-referenced filing regarding the Lincoln Market SelectSM Advantage living benefit rider.

A.	Template Request Letter
Comment:  Please add series identification and filing numbers to the template request letter dated March 25, 2025.
Response:  The series identification and filing numbers have been added.

B.	Rate Sheet
Comment: Provide a specified date for the beginning of the period.
Response: We have included the date.

C.	Prospectus
1.	Comment: Supplementally confirm that historic rates are disclosed in the Appendix.
Response:  We confirm that historical rates are disclosed in the Appendix.

2.
Comment:  On page 5 of the disclosure, include a cross reference to the Rate Sheet Supplement if the Minimum/Maximum fees are not current in the column titled “Min/Max Fees” under the “Optional Benefits Available” table.

Response:  The fees are unavailable at this time but will be included in the upcoming 485(b) filing.

3.	Comment: On page 6 of the disclosure, in the column titled “Highest Annual Cost”, please include a cross reference to the Rate Sheet Supplement if the fees are not current.
Response:  The fees are unavailable at this time but will be included in the upcoming 485(b) filing.

4.
Comment:  On page 30 of the disclosure, in the column titled “Purpose”, under the “Optional Benefits Available for Election”, if accurate, please clarify that guaranteed lifetime periodic withdrawals for the rider are up to the protected annual income amount.

Response:  We have provided that clarification.

5.
Comment:  On page 36 of the disclosure, regarding the living benefit rider, as appropriate, please disclose or direct the Staff to disclosure to indicate withdrawals taken when the contract value is greater than zero are withdrawals of the investor’s own money.

Response:  To provide clarity, we have added clarification to the Surrenders and Withdrawals section on page 29.

6.	Comment: On page 36 of the disclosure, please address the following, if not already addressed within the prospectus:
a.	Indicate where the current investment restrictions with regard to this feature;
b.	Indicate any reasons for investment restrictions;
c.	Indicate, if any investment restrictions can change, clarify if new restrictions will apply to new or existing investors;
d.	Describe the conservative nature of the investments;
e.	Indicate how the contractholder can lose the MSA living benefit rider;
f.	Provide clear disclosure about the contingent nature of the MSA living benefit rider;
g.	Provide language that the benefit in excess of the contract value is subject to the insurance company’s ability to pay claims and its financial strength; and
h.	Disclose any other factors that may make the contract purchase unsuitable.
Responses:
a.	Investment restrictions, termed “Investment Requirements” are detailed in Appendix B of the prospectus.
b.	Reasons for investment restrictions are detailed in Appendix B of the prospectus.
c.	Changes in investment restrictions are detailed in Appendix B of the prospectus.
d.	The conservative nature of the investments is detailed in Appendix B of the prospectus
e.	The rider can automatically terminate for several reasons, all of which are outlined in the Termination section.
f.	The contingent nature of the Lincoln Market SelectSM Advantage living benefit rider is discussed in the prospectus.
g.	Language regarding excess benefits being subject to Lincoln’s claims-paying ability and financial strength is contained in the prospectus.
h.	Suitability is addressed in the prospectus.
We sincerely appreciate your attention to this filing, and your review and comments. Please call me at 860-466-1111 with any questions or additional comments.

Sincerely,
Carolyn Augur

Lincoln Financial

Legal Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn E. Augur
Assistant Vice President
and Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

VIA EDGAR & email
March 26, 2025

Thankam Varghese
Branch Chief
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re: Lincoln Life & Annuity Company of New York
Request Pursuant to Rule 485(b)(1)(vii)
Prospectus Template and Replicate Filings

Dear Ms. Varghese:

This letter replaces the Rule 485(b)(1)(vii) request letter dated January 31, 2025.

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), Lincoln Life & Annuity Company of New York (the “Company”) respectfully requests the approval of the Commission to file certain post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through the Company’s separate accounts (the “Replicate Filings”) under paragraph (b) of Rule 485.

The Company filed on January 31, 2025, under Rule 485(a)(1) of the 1933 Act, the following “template” or model variable annuity filing as described below:

•	Lincoln Life & Annuity Variable Annuity Account H, File No. 333-176216, Post-Effective Amendment No. 26 (the “Template Filing”).
In connection with this request, the Company represents that:

•	The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filings.

•	The Replicate Filings will incorporate changes made to the disclosure included in the Template Filing to resolve any staff comments thereon.

•	The Replicate Filings will not include any other changes that would otherwise render them ineligible for filing under Rule 485(b).
Disclosure Changes

The Template Filing introduces Lincoln Market SelectSM Advantage, a living benefit rider available to existing contractowners beginning on or about May 19, 2025. Lincoln Market SelectSM Advantage provides:
•	Guaranteed periodic withdrawals up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base;
•	Automatic Annual Step-ups of the Income Base to the contract value if the contract value is equal to or greater than the Income Base;
•	Age-based increases to the Guaranteed Annual Income amount.

Additionally, the Template Filing introduces the “Select” version of the i4LIFE® Advantage Guaranteed Income Benefit. This version will be available to purchasers of the Lincoln Market SelectSM Advantage rider who wish to transition to i4LIFE® Advantage Guaranteed Income Benefit at some point in the future.

The Company proposes to incorporate the changes listed above into the following Replicate Filings. Following each Securities Act filing number is the date the Replicate Filing was last subject to staff review outside of VASP reviews. The Company confirms that each Replicate Filing was updated in connection with VASP, which updated the registration statement to comply with Rule 498A and the revised Form N-4. These VASP changes were subject to Staff review.

Lincoln Life & Annuity Variable Annuity Account H – Series ID S000002787
	File No.	Date last subject to SEC review
American Legacy III B Class	File No. 333-141756 C000078958	4/2/07
American Legacy Shareholder’s Advantage A Class	File No. 333-141763 C000078959	6/15/18

Lincoln New York Account N for Variable Annuities – Series ID S000002798
	File No.	Date last subject to SEC review
ChoicePlus Assurance A Class	File No. 333-145531 C000074175	4/27/17
ChoicePlus Assurance B Class	File No. 333-149449 C000064128	11/26/08
ChoicePlus Assurance Fusion	File No. 333-176213 C000105807	10/10/24

We understand that the Commission Staff will respond orally to this request.  Please direct your reply to the undersigned at (860) 466-1111.  Thank you for your assistance with and attention to this matter.

Sincerely,
Carolyn E. Augur
Carolyn E. Augur
Assistant Vice President and Senior Counsel,
The Lincoln National Life Insurance Company
Lincoln Life & Annuity Company of New York

cc: Aaron Brodsky, Esq.